Exhibit 4.20

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

LICENSE AGREEMENT

BETWEEN

AMERSHAM HEALTH AS

- and -

K S BIOMEDIX LIMITED

This License Agreement (“Agreement”) is made the 11 December 2003 (“Effective Date”) by and between

(1)	AMERSHAM HEALTH AS a company organized under the laws of Norway with offices at Nycoveien 2, PO Box 4220, Torshov, B0401, Oslo, Norway, (“AMERSHAM”); and

(2)	K S BIOMEDIX LIMITED a company incorporated in England (Registered number 02468053) whose principal place of business is at 957 Buckingham Avenue, Slough, Berkshire, SL1 4NL, England (“KSB”)

WHEREAS;

(A)	By a sublicense agreement (“Sublicense Agreement”) entered into as of 19th May 2000 (“Sublicense Date”) by and between Nycomed Imaging A.S. (“NI”), a company organized under the laws of Norway with offices at Nycoveien 2, Post Office Box 4220, Torshov, N-0401, Oslo, Norway and Intelligene Expressions, Inc., a corporation organized under the laws of Canada, with offices at Edmonton Research Park, 1938-94 Street, Edmonton, Alberta, Canada T6N J3 (“IEI”), NI granted rights to IEI in respect of certain patents licensed to NI by the National Institutes of Health (“NIH”) or the Centers for Disease Control (“CDC”), (hereafter singly or collectively referred to as “PHS”), agencies of the United States Public Health Service within the Department of Health and Human Services and in certain materials and processes of NI.

(B)	AMERSHAM is the successor in all respect of all rights of NI in and under the Sublicense Agreement and in connection with all intellectual property and know how the subject thereof and KSB is the successor of JET in all respects.

(C)	The PHS patent tights licensed to NI by PHS were licensed to AMERSHAM by three patent license agreements, which have by an agreement of even date herewith between NIH, AMERSHAM and KSB been assigned to KSB, such that AMERSHAM has no further or continuing rights therein (“Assignment Agreement”).

(D)	This Agreement replaces the Sublicense Agreement with effect from the Effective Date in all respects and acknowledges the termination of the rights sublicensed to KSB in respect of the PHS patent rights (now assigned to KSB by the Assignment Agreement) and grants to KSB a license in respect of the AMERSHAM materials and processes, previously licensed under the Sublicense Agreement.

NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	DEFINITIONS.

1.1	Except as otherwise defined in this Agreement, capitalized terms shall have the meaning set forth in this Clause 1.

“Affiliate”	means in relation to either party any person who directly or indirectly controls, is controlled by or is under common control with that party. A person shall be regarded as in control of another person if it owns directly or indirectly 50% (fifty per cent) or more of the voting stock or other ownership or income interest of the other person.

“Amersham Patent Rights”	means the Patents listed in Schedule 2.

“Confidential Information”	means: (a) all data information and materials included in or relating to the Licensed Rights; (b) any business or technical information of KSB or AMERSHAM, including but not limited to any information relating to KSB’s or AMERSHAM’s product plans, designs, costs, finances, marketing plans, business opportunities, personnel, research, pending patent applications, development or know-how; and (c) the terms and conditions of this Agreement and the Sublicense Agreement.

“FDA”	means United States Food and Drug Administration of the Department of Health and Human Services, and any successor entity.

“KSB Know How”	means all inventions, discoveries, trade secrets, information, experience, data, formulas, procedures and results, and improvements thereon whether or not patentable or patented, which were created or obtained by KSB during the term of the Sublicense Agreement or during the term of this Agreement in connection with its activities related to the Licensed Rights, and reasonably required in connection with the manufacture, use or sale of any Licensed Products.

“Licensed Rights”	means all rights of AMERSHAM in:

(i) the Materials;

(ii)     that certain fermentation manufacturing process developed under a research and development master agreement between IEI and Hafslund Nycomed Pharma AG dated 1 December 1995 and assigned to NI on 11 June 1996; and

(iii) the Amersham Patent Rights;

“Licensed Fields of Use”	means use for therapeutic treatment of all cancers of the central nervous system and/or the head and neck;

“Licensed Product(s)”	means any product which, in the course of manufacture, use, or sale would, in the absence of this Agreement or the NIH Patent License, infringe one or more claims of the NIH Patent Rights, that have not been held invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction, or which in any manner relies upon or involves use of the Licensed Rights;

“Licensed Territory”	means all countries of the world.

“Materials”	means those certain documents, materials and works of authorship created by AMERSHAM with respect to its development efforts prior to the Sublicense Date, as licensed to IEI under the terms of the Sublicense Agreement, as listed in schedule 1; and

“Net Sales”	means the total gross receipts for sales of Licensed Products by or on behalf of KSB, its Affiliates or its sublicensees, and from leasing, renting or otherwise making Licensed Products available to others without sale or other dispositions, whether invoiced or not, less returns and allowances actually granted, packing costs, insurance costs, freight out, taxes or excise duties imposed on the transaction (if separately invoiced), and wholesaler and cash discounts in amounts customary in the trade. No deductions shall be made for sales or other commissions paid to individuals, whether they be with independent sales agencies, or regularly employed by KSB or sub licensees, or for the cost of collections.

“NIH Patent License”	means the following license agreements as assigned to KSB by AMERSHAM under the Assignment Agreement:

(i) Patent License Agreement, L-00696/0, dated February 7, 1996, and

(ii) Patent License Agreement, L-007-96, dated June 2002, and

(iii) Patent License Agreement, L-287-00) dated June 2002

and any agreement between NIH and KSB replacing or amending any such licenses, which continues to grant KSB rights in respect of the NIH Patent Rights.

“NIH Patent Rights”	means the rights granted to AMERSHAM under the agreement referenced in paragraphs (i), (ii) and (iii) of the definition of NIH Patent License.

“Patents”	means all patents or letters patent, claims in any patent and applications for the same and the right to apply for the same in any part of the world including, without limitation, all reissues, extensions, substitutions, confirmations, registrations, revalidations, additions, continuations in part and divisions thereof and any Supplementary Protection Certificates.

“Royalty”	shall have the meaning set forth in Clause 5.1 of this Agreement.

1.2	In this Agreement unless the context otherwise requires:-

1.2.1	references to “this Agreement” shall mean this Agreement and any and all Schedules to it as may be varied from time to time in accordance with its provisions;

1.2.2	unless the context otherwise requires, all references to a particular Clause or Sub-Clause, shall be a reference to that Clause or SubClause in this Agreement;

1.2.3	words importing the singular shall include the plural and vice versa;

1.2.4	headings are for convenience only and shall be ignored in interpreting this Agreement;

1.2.5	the words “include” or “including” are to be construed without limitation to the generality of the preceding words.

2.	GRANT OF RIGHTS.

2.1	Subject to the terms and conditions of this Agreement, AMERSHAM hereby grants and KSB accepts an exclusive license under the Licensed Rights throughout the Territory to make and have made, to use and have used, and to sell and have sold any licensed Products in the Licensed Fields of Use.

2.2	For the avoidance of doubt AMERSHAM grants to KSB an exclusive license under the Amersham Patent Rights to make, have made, to use and have used and to sell and have sold any Licensed Products in the Licensed Fields of Use.

2.3	This Agreement confers no license or rights by implication, estoppel, or otherwise under any Patents of AMERSHAM other than Amersham Patent Rights.

2.4	KSB may enter into sublicensing agreements under the Licensed Rights Provided that KSB agrees to promptly forward to AMERSHAM a copy of each fully executed sublicense agreement, not later than thirty (30) days after the execution of such agreement.

3.	SUBLICENSE AGREEMENT

3.1	It is acknowledged and agreed that with effect from the Effective Date the Sublicense Agreement shall be terminated in all respects and shall be of no further effect.

3.2	Each of KSB and AMERSHAM confirms and acknowledges that it has no claim against the other arising under or in connection with the Sublicense Agreement in any manner and that neither party has any liability to the other arising under or in connection with the Sublicense Agreement.

3.3	Each of KSB and AMERSHAM acknowledges and confirms that by the Assignment Agreement all rights and obligations of AMERSHAM in respect of the NIH Patent License have with effect from the Effective Date been transferred to KSB.

4.	PATENT FILING, PROSECUTION, MAINTENANCE AND ENFORCEMENT.

4.1

AMERSHAM has responsibility for the preparation, filing, prosecution, and maintenance of any and all Patents included in the Licensed Rights. AMERSHAM shall have the sole right to conduct the preparation, filing, prosecution and maintenance of any and all Patents included in the Amersham Patent Rights. KSB shall promptly inform AMERSHAM as to all matters that come to its attention that may affect the preparation, filing, prosecution, or maintenance of the Amersham Patent Rights; KSB may provide comments and suggestions to AMERSHAM with respect to such preparation, filing and maintenance.

4.2	KSB agrees to notify AMERSHAM promptly of each infringement or possible infringement of the Amersham Patent Rights, as well as any facts which may affect the validity, scope, or enforceability of the Amersham Patent Rights, including any declaratory judgment actions, of which KSB becomes aware. Except as set forth herein, AMERSHAM shall have the sole right to litigate the Amersham Patent Rights against third parties provided that AMERSHAM neither represents nor warrants that it will commence legal actions against third parties infringing the Amersham Patent Rights.

4.3	In the event that AMERSHAM decides not to bring suit, KSB may:

4.3.1	bring suit in its own name, at its own expense, and on its own behalf for infringement of presumably valid claims in the Amersham Patent Rights, including defending against any counterclaims of invalidity or non-infringement of the Amersham Patent Rights; and

4.3.2	in any such suit, engage infringement and collect for its use, damages, profits, and awards of whatever nature recoverable for such infringement; and

4.3.3	settle any claim or suit for infringement of the Amersham Patent Rights. KSB agrees to keep AMERSHAM reasonably appraised of the status and progress of any litigation. Before KSB commences an infringement action, KSB shall notify AMERSHAM.

4.4	AMERSHAM shall cooperate fully with KSB in connection with an infringement action initiated under Clause 4.3. AMERSHAM agrees promptly to provide access to all necessary documents and to render reasonable assistance in response to a request by KSB at KSB’s expense.

4.5	In any infringement action commenced under Clause 4.3, the expenses including costs, fees, attorney fees, and disbursements, shall be paid by KSB.

5.	PAYMENT; ROYALTIES.

5.1	KSB shall pay to AMERSHAM a royalty on all sales of Licensed Products throughout the Licensed Territory at the rate of * of aggregate Net Sales.

5.2	The Royalty shall continue to be payable in respect of all sales of Licensed Products until the expiry of the last to expire of any NIH Patent Rights.

5.3	No minimum royalties shall be payable and there shall be no “antistacking” royalty adjustments.

6.	PAYMENT; MILESTONES

6.1	KSB agrees to pay AMERSHAM the following non-refundable milestone payments as set out in this clause 6. KSB expressly acknowledges and agrees that none of the Milestone Payments set out in this section shall be credited against any Royalties due under clause 5. AMERSHAM expressly acknowledges and agrees that the milestone payments set forth in this clause 6 are one time payments only.

6.1.1	a one time payment of the higher of US$* or * of any signing fee paid to KSB by the first sub-licensee or partner signed by KSB in respect of the grant of sales and marketing rights for the Licensed Product in North America, payable within thirty (30) days of date of signature of such sublicense; and

6.1.2	a one time payment of US$* payable within thirty (30) days of first approval by the FDA for commercial distribution of any Licensed Product in the United States; and

6.1.3	a one time payment of US$* payable within thirty (30) days of first approval by the EMEA for commercial distribution of any Licensed Product in any of the United Kingdom, Germany, France, Italy or Spain.

7.	PAYMENT; GENERAL

7.1	All payments under this Agreement shall be made in U.S. dollars to the bank account designated by AMERSHAM for such purpose. For conversion of foreign currency to U.S. dollars, the conversion rate shall be the rate quoted in The Wall Street journal on the day that the payment is due. KSB shall be solely responsible for the costs incurred in effecting the exchange into US Dollars and in effecting payment by electronic transfer.

7.2	Payments shall be made upon delivery of the Royalty report under clause 8.2 and a copy of each such report shall be mailed to AMERSHAM at its address for Notices.

7.3	All Royalties and milestone payments due under this Agreement shall be paid in full without any set off, deduction or withholding except any such withholding tax which KSB is required by law to deduct or withhold. If KSB is required by law to make any such tax deduction or withholding KSB shall do all in its power which may be necessary to enable or assist AMERSHAM to claim exemption from or (if that is not possible) a credit for the deduction or withholding under any applicable double taxation or similar, agreements from time to time in force and shall from time to time give AMERSHAM proper evidence as to the deduction or withholding made from any payment due under this Agreement.

7.4	All amounts which remain unpaid after its due date shall be subject to interest charges at the rate of one percent (1%) per month, or the highest rate permitted by law, whichever is lower.

8.	RECORDS AND AUDIT

8.1	KSB agrees to keep accurate and correct records of Licensed Products made, used, or sold appropriate to determine the amount of Royalties due to AMERSHAM hereunder. Such records shall be retained for at least five (5) years following a given reporting period. They shall be available during normal business hours at KSB’s premises for inspection at the expense of AMERSHAM by an accountant or other designated auditor selected by AMERSHAM for the sole purpose of verifying reports and payments hereunder. The accountant or auditor shall only disclose to AMERSHAM information relating to the accuracy of reports and payments made under this Agreement. If an inspection shows an under reporting or underpayment in excess of five (5%) percent for any twelve (12) month period, KSB shall pay the unreported Royalties, including any late charges as required by Clause 7.4. All payments required under this Clause 8.1 shall be due within thirty (30) days of the date AMERSHAM provides KSB notice of the payment due.

8.2	KSB shall submit to AMERSHAM within thirty (30) days after each calendar half-year ending June 30 and December 31 a royalty report setting forth for the preceding half year period the amount of the Licensed Products sold by or on behalf of KSB in each country within the Licensed Territory, the Net Sales, and the amount of Royalties accordingly due. With each such royalty report, KSB shall submit payment of the earned Royalties due. If no earned royalties or payments are due to AMERSHAM for any reporting period, the written report shall so state. The Royalty report shall be certified as correct by an authorized officer of KSB.

9.	PERFORMANCE BY KSB

9.1	KSB shall use commercially reasonable efforts to introduce the Licensed Products into the commercial market as soon as practicable. The efforts of a sub licensee or partner shall be considered the efforts of KSB.

10.	WARRANTY AND DISCLAIMERS.

10.1	Except as specifically stated herein, AMERSHAM makes no representations or warranties as to any aspect of the licensed Products or Licensed Rights. AMERSHAM does not make any representation or warranty as to the business prospects of the Licensed Products. KSB acknowledges and agrees that:

10.1.1	KSB has conducted its own review and analysis, as it deemed necessary and appropriate, of the business prospects of the Licensed Products and is not relying on any representations or warranties from AMERSHAM as to the business prospects; and

10.1.2	in making the decision to license the Licensed Rights KSB has relied solely on independent investigations made by KSB or KSB’s financial and legal advisors, has had the opportunity to review information and have questions answered by management and employees of AMERSHAM, and deems such information received and reviewed adequate to evaluate the merits and risks of the business prospects of the Licensed Products.

10.2	Each party represents and warrants to the other as at the Effective Date that:

10.2.1	It is duly organized and validly existing under the laws of its state or country of incorporation, and has full corporate power and authority to enter into this Agreement and to carry out the provisions thereof.

10.2.2	It is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the person or persons executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate action.

10.2.3	This Agreement is legally binding upon it and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by it to the best of its knowledge does not conflict with any agreement instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

10.3	AMERSHAM does not represent or warrant the validity of the Amersham Patent Rights and makes no representations or warranties whatsoever with regard to the scope of the Amersham Patent Rights, or that the Amersham Patent Rights may be exploited without infringing other patents or other intellectual property rights of third parties, or that the Licensed Products are acceptable for filing with the FDA, or whether any authorization or approval will be obtained from the FDA.

10.4	THE LICENSED RIGHTS ARE LICENSED TO KSB ON AN “AS IS” BASIS, AND AMERSHAM MAKES NO WARRANTIES, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY SUBJECT MATTER DEFINED BY THE CLAIMS OF THE AMERSHAM PATENT RIGHTS OR THE LICENSED RIGHTS OR OTHERWISE.

11.	INDEMNIFICATION.

11.1	KSB shall indemnify and hold AMERSHAM its Affiliates, officers, directors, and employees, harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of:

11.1.1	the use by or on behalf of KSB, its Affiliates, sub licensees, directors, employees, or third parties of any Licensed Rights; or

11.1.2	the design, manufacture, distribution, or use of any Licensed Products.

11.2	Under no circumstances shall AMERSHAM be liable to KSB for any liability, loss or damage arising from the development, use or exploitation of any Licensed Product by KSB, its sub licensees or partners.

12.	LIMITATION OF LIABILITY

12.1	IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY LOST REVENUES OR PROFITS, COST OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, OR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, WHETHER BASED ON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), PRODUCT LIABILITY, OR OTHERWISE, AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

13.	TERM AND TERMINATION

13.1	This Agreement shall come into force and effect on the Effective Date, and, unless sooner terminated by the parties as otherwise provided, shall continue in effect until the last to expire of the NIH Patent Rights and the Amersham Patent Rights (“Term”).

13.2	This Agreement shall terminate forthwith in the event that the NIH Patent license shall be terminated by either party thereto, save only where such termination arises by reason of a restatement or substitution of the NIH Patent License agreed between the parties thereto and notwithstanding such termination an agreement granting rights to KSB substantially in the form of the rights granted under the NIH Patent License shall continue. KSB undertakes to notify Amersham promptly in the event of any termination or purported termination of the NIH Patent License.

13.3	Upon any termination of this Agreement for any reason:

13.3.1	Not later than thirty (30) days following such termination, each party shall return to the other any and all Confidential Information of the other party in its possession or control, which shall include, without limitation, all information relating to the Licensed Rights; and

13.3.2	KSB shall:

(a)	promptly deliver to AMERSHAM all KSB Know-How, and KSB

hereby grants to AMERSHAM a perpetual, nonexclusive license (with the right to sublicense) to use KSB Know How as needed for AMERSHAM and its sub licensees to fully exercise the Licensed Rights; and

(b)	if required by AMERSHAM, assign to AMERSHAM all its rights under and to the NIH Patent License.

13.3.3	Notwithstanding such terminations Clauses 8.1, 11, 12, 14, 15, 16 and 17 shall continue in accordance with their terms.

14.	CONFIDENTIALITY.

14.1	Confidential Information shall not include information that:

14.1.1	is in or enters the public domain without breach of this Agreement (or previous breach of the terms of the Sublicense Agreement) through no fault of the receiving party;

14.1.2	the receiving party was demonstrably in possession of prior to first receiving it from the disclosing party;

14.1.3	the receiving party can demonstrate was developed by the receiving party independently and without use of or reference to the disclosing party’s Confidential Information; or

14.1.4	the receiving party receives from a third party without restriction on disclosure and without breach of a nondisclosure obligation.

14.2	Each party will maintain the Confidential Information of the other party in strict confidence and will exercise due care with respect to the handling and protection of such Confidential Information, consistent with its own policies concerning protection of its own Confidential Information of like importance. Each party will use the Confidential Information of the other party only as expressly permitted herein, and will disclose such Confidential Information only to its employees and consultants as is reasonably required in connection with the exercise of its rights and obligations under this Agreement (and only subject to binding use and disclosure restrictions at least as protective as those set forth herein executed in writing by such employees and consultants).

14.3	Each party may disclose Confidential Information of the other party pursuant to the order or requirement of a court, administrative agency, or other governmental body, provided that the receiving party gives reasonable notice to the other party to contest such order or requirement. Any such disclosure by the receiving party of the Confidential Information of the disclosing party, will in no way, be deemed to change, affect or diminish the confidential and proprietary status of such Confidential Information.

14.4	Each party acknowledges that improper use or disclosure of the Confidential Information of the other party may cause substantial harm to the other party that may not be remedied by the payment of damages alone. Accordingly, each party will be entitled to preliminary and permanent injunctive relief and other equitable relief for any breach of this Clause 14.

15.	GENERAL PROVISIONS.

15.1	Neither party may waive or release any of its rights or interests in this Agreement except in writing. The failure of either party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right by either party or excuse a similar subsequent failure to perform any such term or condition by this other party.

15.2	This Agreement constitutes the entire agreement between the Parties relating to the subject matter hereof and relating to the Sublicense Agreement and the Licensed Rights and all prior negotiations, representations, agreements, and understandings are merged into, extinguished by, and completely expressed by this Agreement.

15.3	The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such determination shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

15.4	If either party desires a modification to this Agreement, the Parties shall, upon reasonable notice of the proposed modification by the party desiring the change, confer in good faith to determine the desirability of such modification. No modification will be effective until a written amendment is signed by the signatories to this Agreement.

15.5	This Agreement may be executed in multiple counterparts, each of which when so executed, shall be deemed to be an original copy hereof, and all such counterparts together shall constitute one single agreement.

15.6	This Agreement shall not be assigned by KSB except

15.6.1	with the prior written consent of AMERSHAM, such consent to be reasonably given; or

15.6.2	as part of a sale or transfer of substantially the entire business of KSB relating to operations which concern this Agreement and KSB shall notify AMERSHAM within 10 days of any assignment of this Agreement by KSB under this clause 15.6.2.

16.	LAW AND JURISDICTION

16.1	The construction, validity, performance, and effect of this Agreement shall be governed by the laws of New Jersey and of the United States, excepting those portions thereof relating to conflicts of law. All disputes arising under this Agreement shall be resolved solely in the federal or state courts situated in New Jersey and both parties hereby submit to the personal jurisdiction thereof.

17.	NOTICES

17.1	All notices required or permitted by this Agreement shall be given by prepaid, registered or certified mail properly addressed to the other party at the addresses designated below

KSB

KS Biomedix Limited

957, Buckingham Avenue,

Slough

Berkshire

SL1 3NL

England

Marked for the attention of: the Finance Director

AMERSHAM

Amersham Health AS

Nycoveien 2

PO Box 4220

Torshov

N.0401

Oslo

Norway

Marked for the attention of: the Finance Director

With a copy to

Amersham Health Inc.

101 Carnegie Center

Princeton

New Jersey

08450-6231

USA

Marked for the attention of: General Counsel

And any modification to such address must itself be notified in writing to the other party in accordance with the terms of this Clause 17.1.

17.2	It shall be permitted for Notices to be served hereunder by facsimile transmission and for this purpose the following fax numbers shall apply:

KSB (44) (0) 01753 706607

AMERSHAM:

With copy to:

Provided that such notice shall be confirmed by written notice sent by post.

17.3	In the absence of proof to the contrary, notice shall be deemed served:

17.3.1	in the event of notice served by post, if properly sent and addressed, four working days after the day of dispatch; and

17.3.2	in the event of notice sent by facsimile transmission, if properly sent and addressed and where evidence of transmission is available, two working hours after the time of transmission on.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives.

K S BIOMEDIX LIMITED		AMERSHAM HEALTH A.S.

By:	/s/ D. A. Oxlade	By:	/s/ Kevin Quinn
Name:	D. A. Oxlade	Name:	Kevin Quinn
Title:	Director	Title:	Director

SCHEDULE 1

MATERIALS

1.	A Locked Clinical Database containing clinical information in AMERSHAM’s possession prior to the Sublicense Date.

2.	A final Phase II clinical report delivered to KSB under the Sublicense Agreement.

3.	Technical Data relating to licensed Products delivered by Amersham under the Sublicense Agreement such technical data including, as applicable, (a) biological materials in AMERSHAM’s possession or control related to the NIH Patent Rights, (b) available data in AMERSHAM’s possession or control generated from AMERSHAM’s clinical trials relating to Licensed Products, (c) available data in AMERSHAM’s possession or control submitted to regulatory authorities relating to Licensed Products, and (d) available data in AMERSHAM’s possession, or control relating to patent prosecution concerning Licensed Products.

SCHEDULE 2

AMERSHAM PATENT RIGHTS

EP 00906484.1

US 09/914162

US 10/690855